AMENDMENT NO. 2 TO
                             COMMTOUCH SOFTWARE LTD.
                  1999 NONEMPLOYEE DIRECTORS STOCK OPTION PLAN


I.       Section 5(a) of the Plan is amended and restated to read as follows:


                  5.       SHARES SUBJECT TO PLAN.

                           (a) Aggregate Number. Subject to Section 9, the total number of Ordinary Shares reserved and available for issuance pursuant to Options under this Plan shall be 500,000 shares, an increase of 250,000 shares. Such shares may consist, in whole or in part, of authorized and unissued shares or shares reacquired in private transactions or open market purchases, but all shares issued under the Plan regardless of source shall be counted against the 500,000 share limitation. If any Option terminates or expires without being exercised in full, the shares issuable under such Option shall again be available for issuance in connection with other Options. If Ordinary Shares issued pursuant to an Option are repurchased by the Company, such Ordinary Shares shall not again be available for issuance in connection with Options. To the extent the number of Ordinary Shares issued pursuant to an Option is reduced to satisfy withholding tax obligations, the number of shares withheld to satisfy the withholding tax obligations shall not be available for later grant under the Plan.

II. Sections 6(a), (b) and (c) of the Plan are amended and restated to read as follows:

                  6.       GRANT OF OPTIONS.

                           (a) Mandatory Initial Option Grants. Subject to the terms and conditions of this Plan, if any person who is not presently an officer or employee of the Company is elected or appointed a member of the Board, then on the effective date of such appointment or election the Company shall grant to such new Nonemployee Director an Option to purchase 30,000 shares at an exercise price equal to the Fair Market Value of such Shares on the date of such option grant. Any Option granted pursuant to this Section 6(a) shall be referred to as an "Initial Option." All Nonemployee Directors elected at the August 10, 2000 annual meeting of shareholders, as well as Nonemployee Directors appointed directly by the Board, will receive an "Initial Option" grant upon their election or appointment.

                           (b) Mandatory Annual Option Grants. Subject to the terms and conditions of this Plan, on the date of the first meeting of the Board immediately following the annual meeting of shareholders of the Company (even if held on the same day as the meeting of shareholders) commencing in 2000, the Company shall grant to each Nonemployee Director then in office (other than a Nonemployee Director who received a grant under Section 6(a) on or after the record date for such annual meeting) an Option to purchase 10,000 shares at an exercise price equal to the Fair Market Value


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         of such shares on the date of such  option  grant.  Any Option  granted pursuant  to this  Section  6(b)  shall be  referred  to as an  "Annual
         Option."

                           (c) Vesting of Initial Option and Annual Option. Each Option granted under Section 6(a) or 6(b) shall become exercisable at a rate of 1/16th of the shares every three months.

II. Except as hereby amended, the Plan remains in full force and effect and is confirmed in all respects.